Mail Stop 0306

      May 11, 2005


VIA U.S. MAIL AND FACSIMILE (651) 484-8941

Dale H. Johnson
Chief Financial Officer
Angeion Corporation
350 Oak Grove Parkway
Saint Paul, Minnesota  55127

	RE:	Angeion Corporation
		Form 10-KSB for the fiscal year ended October 31, 2004
		Filed January 31, 2005
		File No. 001-13543

Dear Mr. Johnson:

      We have reviewed your response dated April 26, 2005 and related filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the year ended October 31, 2004

(13) Discontinued Operations - Page 43

1. We note your response to comment 9. It remains unclear to us why it is appropriate to record the contingent gain for amounts recoverable from product liability insurance for the ELA Medical litigation. Question 5 of SAB Topic 5Y states that "The staff believes there is a rebuttable presumption that no asset should be recognized for a claim for recovery from a party that is asserting that it is not liable to indemnify the registrant." Registrants that overcome that presumption should disclose the amount of recorded recoveries that are being contested and discuss the reasons for concluding that the amounts are probable of recovery. Tell us why you believe that the recovery is probable and you can confirm the acquisition of an asset from the insurance company when the outcome is dependent on a decision by the court or a compromise among the parties in a settlement agreement. Additionally, tell us whether the entire balance of assets of discontinued operations relates to the contingent gain at October 31, 2004 and how you determined a reasonable estimate of the amount to be recovered.
Form 10-Q for the quarter ended January 31, 2005

Item 3. Controls and Procedures - Page 15
2. We note your revised disclosure in response to comment 11. You have included a statement that the principal executive officer and principal financial officer have concluded that the company`s disclosure controls and procedures are effective "subject to the disclosure in the next paragraph." Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective at the end of the period covered by the report. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

*    *    *    *

      As appropriate, please amend your Form 10-Q for the quarter ended January 31, 2005 and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead, Staff Accountant, at (202) 942-
8972
or me at (202) 942-1791 if you have any questions.

							Sincerely,



							Brian Cascio
							Accounting Branch Chief
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Mr. Johnson
Angeion Corporation
May 11, 2005
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